May 8, 2015

Correspondence Filing Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Business Services
100 F Street, NE
Washington, D.C. 20549-3561
Attn:    Jennifer Monick

Re:    Apartment Investment and Management Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-13232

AIMCO Properties, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed April 24, 2015
File No. 0-24497
____________________________________________

Ladies & Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) addressed to Ernest M. Freedman on behalf of Apartment Investment and Management Company (“Aimco”) and AIMCO Properties, L.P., a Delaware limited partnership (collectively, the “Companies”), in a letter dated April 27, 2015. The Companies’ response to the Staff’s comment is set forth below.

*    *    *    *    *

Form 10-K

Balance Sheet and Liquidity, page 22

Comment: We note your use of pro forma and actual leverage ratios. It does not appear your presentation of these leverage ratios complies with Item 10(e) of Regulation S-K. Please revise future periodic filings to disclose that these leverage ratios are non-GAAP, disclose how management deems the measures useful, and provide a reconciliation of any non-GAAP measures used in these leverage ratios. Your reconciliation should reconcile any non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Further, your reconciliation of your pro forma measures should include an explanation of any assumptions made. Please provide us with an example of your proposed disclosure.

United States Securities and Exchange Commission
May 8, 2015

Response: In response to the Staff’s comment, the Companies will revise future periodic filings to disclose that their leverage ratios are non-GAAP, to explain how management deems these measures useful, and will provide a reconciliation of the non-GAAP measures used in these ratios to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. To the extent the Companies present any pro forma leverage ratios, the accompanying disclosures will include an explanation of any assumptions made in the pro forma calculation. As requested by the Staff, an example of the Companies’ proposed disclosure is provided below.

Balance Sheet and Liquidity
Our leverage strategy seeks to increase financial returns while using leverage with appropriate caution. We target the ratio of Adjusted Debt plus Preferred Equity to Adjusted EBITDA to be below 7.0x and we target the ratio of Adjusted EBITDA Coverage of Adjusted Interest and Preferred Dividends to be greater than 2.5x.  We also focus on the ratios of Adjusted Debt to Adjusted EBITDA and Adjusted EBITDA Coverage of Adjusted Interest.

We believe the ratios of ratios of Adjusted Debt to Adjusted EBITDA and Adjusted Debt plus Preferred Equity to Adjusted EBITDA are important measures as they are commonly used by investors and analysts to assess the relative financial risk associated with balance sheets of companies within the same industry, and they are additionally used by rating agencies to assess the potential for companies defaulting on their debt obligations.

The ratios of Adjusted EBITDA Coverage of Adjusted Interest and Adjusted EBITDA Coverage of Adjusted Interest and Preferred Dividends provide a measure of a company’s ability to pay its current interest and preferred dividend requirements. We believe these are meaningful to investors, analysts and rating agencies in assessing financial risk associated with a company’s debt levels and provide an indication of the health of the company’s earnings in relation to interest and preferred dividend requirements. Additionally, these measures allow for comparison of our debt and earnings levels to those of other companies within our industry.

Adjusted Debt, Adjusted EBITDA and Adjusted Interest, as used in these ratios, are non-GAAP financial measures, which are further discussed and reconciled under the Non-GAAP Leverage Measures heading. Preferred Equity represents Aimco’s preferred stock and the Aimco Operating Partnership’s preferred OP Units.

Our leverage ratios for the trailing twelve month and annualized three month periods ended December 31, 2014 and 2013, are presented below:

United States Securities and Exchange Commission
May 8, 2015

	Pro-forma Trailing Twelve Months Ended December 31,	Actual Trailing Twelve Months Ended December 31,
	2014 (1)	2014	2013
Adjusted Debt to Adjusted EBITDA	6.5x	7.1x	7.1x
Adjusted Debt plus Preferred Equity to Adjusted EBITDA	7.0x	7.6x	7.3x
Adjusted EBITDA Coverage of Adjusted Interest	2.9x	2.7x	2.6x
Adjusted EBITDA Coverage of Adjusted Interest and Preferred Dividends	2.7x	2.5x	2.5x

(1)
During January 2015, Aimco completed a common stock offering resulting in net proceeds of approximately $367 million. The pro-forma ratios presented for the trailing twelve months ended December 31, 2014, have been adjusted to reflect the following: a) Repayment of $112.3 million of outstanding borrowings under our Credit Agreement at December 31, 2014; b) Repayment of $102.2 million of property debt that will be repaid in 2015 to further supplement Aimco’s unencumbered pool; c) Repayment of $27.0 million of Aimco’s CRA Preferred Stock; and d) Investment of the remaining proceeds from the common offering. The effect of the repayment of debt, redemption of preferred stock and investment of the remaining proceeds from the common offering resulted in a pro forma reduction of Interest and Preferred Dividends of $11.2 million and $0.4 million for the trailing twelve months ended December 31, 2014. The pro forma interest and preferred dividend adjustments are based on the contractual amounts for the debt repaid or preferred securities redeemed, and investment of the remaining proceeds assumed an annual return of one percent. Refer to Note 16 to the consolidated financial statements in Item 8 for additional information regarding this stock offering.

We expect future leverage reduction from both earnings growth, the lease up of redevelopment communities and from regularly scheduled property debt amortization repaid from retained earnings. We also expect to increase our financial flexibility by expanding our pool of unencumbered apartment communities. As of December 31, 2014, this pool included 15 consolidated apartment communities, which we expect to hold beyond 2015, with an estimated fair value of more than $1 billion.

Non-GAAP Financial Measures

Note: Our 10-K, as filed, includes our Funds From Operations (“FFO”) and Adjusted Funds From Operations (“AFFO”) discussion, along with the related non-GAAP disclosures and reconciliations, within Management’s Discussion and Analysis (“MD&A”). Based on the expanded non-GAAP disclosure in response to the Staff’s comment, we plan to add a Non-GAAP Financial Measures section within the MD&A in future filings, which would include our existing FFO and AFFO disclosures, along with the proposed expanded non-GAAP disclosures below. For the purpose of this Comment Letter response, we have not repeated the FFO and AFFO disclosure.

Non-GAAP Leverage Measures

Adjusted Debt represents our share of the debt obligations recognized in our consolidated financial statements, as well as our share of the debt obligations of our unconsolidated partnerships, reduced by our share of the cash and restricted cash of our consolidated and unconsolidated partnerships, and our investment in the subordinate tranches of a securitization that holds certain of our property debt (essentially, our investment in our own non-recourse property loans). We believe Adjusted Debt is useful to investors as it is a measure of our net exposure to debt obligations, assuming the application of cash and restricted cash

United States Securities and Exchange Commission
May 8, 2015

balances as well as reducing our leverage by our investment in our own property debt. Adjusted Debt, as used in our leverage ratios discussed under the Balance Sheet and Liquidity heading, is calculated as set forth in the table below.

Preferred Equity, as used in our leverage ratios, represents the redemption amounts for Aimco’s preferred stock and the Aimco Operating Partnership’s preferred OP Units. Preferred Equity, although perpetual in nature, is another component of our overall leverage.

Adjusted EBITDA is a non-GAAP performance measure. We believe Adjusted EBITDA provides investors relevant and useful information because it allows investors to view income from our operations on an unleveraged basis, before the effects of taxes, depreciation and amortization, gains or losses on sales of and impairment losses related to real estate, and various other items described below that are not necessarily representative of our ability to service our debt obligations or preferred equity requirements.

Adjusted EBITDA represents Aimco’s share of the consolidated amount of our net income adjusted to exclude the effect of the following items for the reasons set forth below:

•	interest, to allow investors to compare a measure of our earnings before the effects of our capital structure and indebtedness with that of other companies in the real estate industry;

•
income taxes, to allow investors to measure our performance independent of income taxes, which may vary significantly from other companies within our industry due to leverage and tax planning strategies, among other drivers;

•
depreciation and amortization, gains or losses on dispositions and impairment losses related to real estate, for similar reasons to those set forth in our discussion of FFO and AFFO in the preceding section;

•
provisions for (or recoveries of) losses on notes receivable, gains on dispositions of non-depreciable assets and non-cash stock-based compensation, as these are items that periodically affect our operations but that are not necessarily representative of our ability to service our debt obligations;

•
the interest income earned on our investment in the subordinate tranches of a securitization that holds certain of our property debt, as we subtract this income from our interest expense in our calculation of Adjusted EBITDA coverage of Adjusted Interest; and

•
EBITDA amounts related to our legacy asset management business, as the debt obligations and associated interest expense for the legacy asset management business are excluded from our leverage ratios and the associated interest payments are not funded from our operations.

While Adjusted EBITDA is a relevant measure of performance, it does not represent net income as defined by GAAP, and should not be considered as an alternative to net income in evaluating our performance.  Further, our computation of Adjusted EBITDA may not be comparable to similar measures reported by other companies.

Adjusted Interest, as calculated in our leverage ratios, is a non-GAAP measure that we believe is meaningful for investors and analysts as it presents our current recurring interest requirements associated with leverage. Our calculation of Adjusted Interest is set forth in the table below. We exclude from our calculation of Adjusted Interest

United States Securities and Exchange Commission
May 8, 2015

•	the amortization of deferred financing costs, as these amounts have already been expended in previous periods and are not representative of our current or prospective debt service requirements; and

•	debt prepayment penalties and other items that from time to time, affect our operating results, but are not representative of our scheduled interest obligations.

Our calculation of Adjusted Interest is also reduced by income we receive on our investment in the subordinate tranches of a securitization that holds certain of our property debt, as this income is being generated indirectly from our payments of principal and interest associated with the property debt held by the trust and such amounts will ultimately repay our investment in the trust.

Preferred Dividends represents the preferred dividends paid on Aimco’s preferred stock and the preferred distributions paid on the Aimco Operating Partnership’s preferred OP Units. We add Preferred Dividends to Adjusted Interest for a more complete picture of the interest and dividend requirements of our leverage, inclusive of perpetual preferred equity.

For the years ended December 31, 2014 and 2013, reconciliations of the most closely related GAAP measures to our calculations of Adjusted Debt, Preferred Equity, Adjusted EBITDA, Adjusted Interest and Preferred Dividends, as used in our leverage ratios, are as follows (in thousands):

	Year Ended December 31,
	2014	2013
Total indebtedness	$4,135,139	$4,388,185
Adjustments:
Debt related to assets classified as held for sale	27,296	—
Proportionate share adjustments related to debt obligations of consolidated and unconsolidated partnerships	(117,827)	(142,136)
Cash and restricted cash	(120,416)	(182,788)
Proportionate share adjustments related to cash and restricted cash held by consolidated and unconsolidated partnerships	2,103	15,317
Securitization trust assets	(61,043)	(58,408)
Bond repayment on December 31, 2014, effective on January 1, 2015	(34,000)	—
Adjusted Debt, as used in leverage calculations	$3,831,252	$4,020,170

Preferred stock	186,126	68,114
Preferred OP Units	87,937	79,953
Preferred Equity	274,063	148,067
Adjusted Debt plus Preferred Equity	$4,105,315	$4,168,237

United States Securities and Exchange Commission
May 8, 2015

	Year Ended December 31,
	2014	2013
Net income attributable to Aimco Common Stockholders	$300,220	$203,673
Adjustments:
Noncontrolling interests in Aimco Operating Partnership's share of net income	23,349	18,876
Preferred Dividends	7,947	2,804
Interest expense, net of noncontrolling interest	216,880	241,025
Depreciation and amortization, net of noncontrolling interest	275,175	295,584
Income tax benefit	(20,026)	(3,101)
Gains on disposition and other, net of income taxes and noncontrolling partners' interests	(265,358)	(184,382)
Provision for (recovery of) impairment losses related to depreciable assets, net of noncontrolling partners' interests	2,197	(855)
Recovery of (provision for) losses on notes receivable	(237)	(1,827)
Gains on disposition of other	(501)	(11)
Non-cash stock-based compensation	5,781	5,645
Interest income received on securitization investment	(5,697)	(5,322)
Net income of legacy asset management business, excluding interest expense	(2,556)	(3,977)
Adjusted EBITDA, as calculated in leverage ratios	$537,174	$568,132

	Year Ended December 31,
	2014	2013
Interest expense, continuing operations	$220,971	$237,048
Interest expense, discontinued operations	—	13,346
Adjustments:
Proportionate share adjustments related to interest of consolidated and unconsolidated partnerships	(6,064)	(10,189)
Amortization of deferred loan costs, debt prepayment penalties and other	(12,905)	(13,706)
Interest income received on securitization investment	(5,697)	(5,322)
Adjusted Interest, as calculated in leverage ratios	$196,305	$221,177

Preferred stock dividends	7,947	2,804
Preferred OP Unit distributions	6,497	6,423
Preferred dividends and distributions	14,444	9,227
Adjusted Interest and Preferred Dividends, as calculated in leverage ratios	$210,749	$230,404

United States Securities and Exchange Commission
May 8, 2015

As requested by the Staff, the Companies acknowledge that: (a) the Companies are responsible for the adequacy and accuracy of the disclosure in their filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact Ernest M. Freedman, Executive Vice President and Chief Financial Officer, at (303) 691-4316 or ernie.freedman@aimco.com, or me at (303) 691-4554 or paul.beldin@aimco.com.

Sincerely,

/s/ Paul Beldin

Paul Beldin
Chief Accounting Officer

Cc:    Lisa R. Cohn
Ernest M. Freedman